UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders

On January 10, 2025, Chijet Motor Company, Inc. (the “Registrant” or the “Company”) held its 2025 Extraordinary General Meeting of Shareholders (the “Special Meeting”).

At the Special Meeting, the shareholders approved (1) a proposal that: (a) the 18,000,000 shares of a nominal or par value of US$0.003 each in the authorized but unissued share capital of the Company be and hereby are reclassified and re-designated into 18,000,000 class B ordinary shares of a par value of US$0.003 each of the Company, and (b) all the remaining authorized and issued and authorized but unissued shares of a nominal or par value of US$0.003 each of the Company be and hereby are reclassified and re-designated into class A ordinary shares of a par value of US$0.003 each on a one-on-one basis (together, the “Reclassification”); (2) a proposal that (a) upon the Reclassification, the authorized share capital of the Company be changed from US$30,000,000.00 divided into 10,000,000,000 shares of a nominal or par value of US$0.003 each, to US$30,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.003 each, comprising (i) 9,982,000,000 class A ordinary shares of a par value of US$0.003 each and (ii) 18,000,000 class B ordinary shares of a par value of US$0.003 each, and (b) the registered office provider of the Company be instructed to file the above resolutions with the Registrar of Companies in the Cayman Islands, and to make the appropriate entries in the register of members of the Company to reflect the Reclassification and cancel the existing share certificate(s); and (3) proposed amended and restated memorandum and articles of association of the Company reflecting the foregoing resolutions.

The Company’s Amended and Restated Memorandum and Articles of Association, are attached as Exhibit 3.1 to this Form 6-K.

Departure of Directors or Certain Officers

On January 13, 2005, Ms. Ying Liu resigned as a director of the Company, as well as Chairman of the Audit Committee, effective immediately. On the same date, Ms. Huimin Li also resigned as a director of the Company, as well as a member of the Audit Committee, effective immediately. The decisions of Ms. Liu and Ms. Li did not result from any disagreement with the Company relating to its operations, policies, or practices. The board of directors of the Company is in the process of finding directors to fill the vacancies resulting from the resignations of Ms. Liu and Ms. Li.

Exhibits

Exhibit No.	Description of Exhibit

3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer